Exhibit 99.2

SUPPORT AGREEMENT TERMINATION AGREEMENT

THIS SUPPORT AGREEMENT TERMINATION AGREEMENT is made the 1st day of October, 2024 between:

GRANITE REAL ESTATE INVESTMENT TRUST, a trust established under the laws of the Province of Ontario (“Granite REIT”)

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GRANITE REIT INC., a company existing under the laws of the Province of British Columbia (“Granite GP”)

WHEREAS Granite REIT and Granite GP are party to an amended and restated support agreement dated December 20, 2017 (the “Support Agreement”);

AND WHEREAS on the date hereof, a plan of arrangement (the “Plan of Arrangement”) involving Granite REIT and Granite GP was implemented pursuant to Section 288 of the Business Corporations Act (British Columbia), whereby, among other things, there was an Event of Uncoupling (as defined in the Support Agreement) and Granite GP became a wholly-owned subsidiary of Granite REIT;

AND WHEREAS in connection with the implementation of the Plan of Arrangement, Granite REIT and Granite GP wish to terminate the Support Agreement;

NOW THEREFORE, in consideration of the premises and the mutual agreements contained herein, the parties agree as follows:

1.	Termination of Support Agreement

Effective as of the date hereof, the Support Agreement is hereby terminated.

2.	Counterparts

This agreement may be executed in several counterparts (including electronically by way of PDF or other electronic signature), each of which when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.

3.	Governing Law

This Agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

[Signature page follows.]

IN WITNESS WHEREOF, this Agreement has been executed and delivered by the parties hereto effective as of the date first above written.

GRANITE REAL ESTATE INVESTMENT TRUST

By:	(Signed) “Kevan Gorrie”
Name: Kevan Gorrie
Title: President and Chief Executive Officer

GRANITE REIT INC.

By:	(Signed) “Kevan Gorrie”
Name: Kevan Gorrie
Title: President and Chief Executive Officer